UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
X FINANCIAL
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
American Depositary Shares
(Title of Class of Securities)
98372W202
(CUSIP Number of Class of Securities)
Mr. Frank Fuya Zheng, Chief Financial Officer
Telephone: +86-755-8628 2977
Email: frank.zheng@xiaoying.com
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People’s Republic of China
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With copies to:
Lawrence S. Venick, Esq.
Loeb & Loeb LLP
2206-19 Jardine House
1 Connaught Road Central
Hong Kong SAR
+852-3923-1111
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by X Financial, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“X Financial” or the “Company”), with the Securities and Exchange Commission on June 5, 2024, as amended on June 17, 2024. The Schedule TO relates to the offer by the Company to purchase up to 2 million American Depositary Shares (the “ADSs”) of the Company, each representing six Class A ordinary shares, par value $0.0001 per share, at a price of $4.52 per ADS (“Purchase Price”), as defined in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.
Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.
This Amendment is being filed to report the results of the Tender Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Tender Offer and the Schedule TO is expressly incorporated by reference herein.
Item 11.   Additional Information
Item 11 is hereby amended and supplemented as follows:
The Tender Offers expired at 5:00 P.M., New York City time, on July 12, 2024. Based on the final results provided by Broadridge Corporate Issuer Solutions, LLC, the depositary for the Tender Offer (the “Depositary”), 2,026,640 ADSs were validly tendered and not properly withdrawn at the Purchase Price. The Company determined to accept for purchase up to an additional 26,640 ADSs. Accordingly, there will be no proration and the Company has accepted for purchase all of 2,026,640 ADSs validly tendered and not properly withdrawn in the Tender Offer. The Depositary will promptly pay for all ADSs accepted for purchase in accordance with the terms and conditions of the Tender Offer.
The Company has 186,872,295 Class A ordinary shares (including Class A ordinary shares represented by ADSs) outstanding following payment for the ADSs purchased in the Tender Offer.
Broadridge Corporate Issuer Solutions, LLC, is also serving as the information agent for the Tender Offer. For all questions relating to the Tender Offer, please contact: Broadridge Corporate Issuer Solutions, LLC, Telephone (855) 793-5068 (toll-free), email shareholder@broadridge.com.
On July 15, 2024, the Company issued a press release announcing the final results of the Tender Offer. A copy of such press release is attached as Exhibit (a)(5) to this Schedule TO and is incorporated herein by reference.
Item 12.   Exhibits.
See the Exhibit Index immediately following the signature page. The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:
(a)(5)(B)
Press release announcing the results of the Offer, dated July 15, 2024.

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Filing Fee Table

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 15, 2024
X FINANCIAL
By:
/s/ Yue (Justin) Tang

Yue (Justin) Tang
Chief Executive Officer and Chairman

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated June 5, 2024.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)*	Form of Notice of Withdrawal.
(a)(5)(A)*	Press release announcing the commencement of the Offer, dated June 5, 2024.
(a)(5)(B)	Press release announcing the results of the Offer, dated July 15, 2024.
(d)(1)*	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from the registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018).
(d)(2)*
Amended and Restated 2015 Global Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018).

107	Filing Fee Table

*
Filed Previously